Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Rahim Kanji, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the **Form**) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/ Rahim Kanji
Name: Rahim Kanji
Title: CFO

March 1, 2021
Date:

Reporting Issuer Name: High Tide Inc.

End date of previous financial year: October 31, 2020

Type of Reporting Issuer: [×] **Class 1 reporting issuer** [ ] **Class 3B reporting issuer**

Highest Trading Marketplace: TSXV

<u>Market value of listed or quoted equity securities</u>:

Equity Symbol HITI

1st Specified Trading Period (dd/mm/yy) Nov. 1, 2019 to Jan. 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 0.2000 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		223,929,507 (ii)
Market value of class or series	(i) x (ii)	$ 44,785,901.4 (A)

2nd Specified Trading Period (dd/mm/yy) Feb., 2019 to April 30, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.1400 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		234,508,937 (iv)
Market value of class or series	(iii) x (iv)	$ 32,831,251.18 (B)

3rd Specified Trading Period (dd/mm/yy) May 1, 2020 to July 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.1500 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		236,380,280 (vi)
Market value of class or series	(v) x (vi)	$ 35,457,042 (C)

4th Specified Trading Period (dd/mm/yy) Aug. 1, 2020 to Oct. 31, 2020

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.1700 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		240,090,196 (viii)
Market value of class or series	(vii) x (viii)	$ 40,815,333.32 (D)

5th Specified Trading Period (dd/mm/yy) ______________ to ______________

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ ______________ (ix)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		______________ (x)
Market value of class or series	(ix) x (x)	$ ______________ (E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	$ 37,883,770 **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)		$ ______________________ **(2)**
Capitalization for the previous financial year	(1) + (2)	$ 37,883,770
Participation Fee		$ 1,200.0000
Late Fee, if applicable		$ ______________________
Total Fee Payable (Participation Fee plus Late Fee)		$ 1,200.0000